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                              June 11, 2021

       Matthew Walters
       Chief Executive Officer
       JAWS Spitfire Acquisition Corp
       1601 Washington Avenue, Suite 800
       Miami Beach, FL 33139

                                                        Re: JAWS Spitfire
Acquisition Corp
                                                            Registration
Statement on Form S-4
                                                            Filed May 13, 2021
                                                            File No. 333-256057

       Dear Mr. Walters:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed on May 13, 2021

       Cover Page

   1. Please include a brief description of the PIPE financing and the sponsor support letter.
       Questions and Answers for the Shareholders of JAWS Spitfire , page v

   2.                                                   Please add a question
and answer discussing the PIPE financing.
       Summary of the Proxy Statement/Prospectus
       Company Overview, page 1

   3. Please disclose the number of customers for the periods presented and that SpaceX represented 74.9% and
40.8% of Velo 3D    s revenue for the fiscal years ended December
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         31, 2019 and 2020, respectively.
Related Agreements, page 8

4. Please disclose the percentage of the voting power of Velo 3D that is subject to the transaction support agreements.
Risk Factors
We expect to rely on a limited number of customers..., page 31

5. Please clarify that SpaceX was the single customer that accounted for 40.8% and 74.9% of your revenues for the fiscal years ended December 31, 2020 and 2019. Also, briefly describe the material terms of your agreement with SpaceX including the term and any material termination provisions and file this agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.
The Business Combination Proposal
Background to the Business Combination, page 100

6. Please disclose the reasons why the board determined not to proceed with any of the three other potential business combinations that you reference on page 102. The JAWS Spitfire Board's Reasons for the Business Combination, page 104

7.       Please clarify whether Velo 3D   s history of net losses was a factor
considered by the
         board.
Material U.S. Federal Income Tax Consequences of the Domestication to JAWS Spitfire
Shareholders, page 146

8. Please revise to clearly state that the disclosure in this section is the opinion of counsel and identify the opinions being rendered. For guidance, refer to Item III.B.2 of Staff
         Legal Bulletin No. 19.
Description of the Business Combination Agreement, page 162

9. Please quantify the Per Share Consideration and Adjusted Equity Value as described hereunder. Further explain the nature of the adjustment to Equity
Value.
Unaudited Pro Forma Condensed Combined Financial Information, page 162

10. Please update your presentation to include pro forma financial information derived from the financial statements of JAWS Spitfire and Velo3D as of March 31, 2021. Refer to
         Article 11-02(c) of Regulation S-X.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 168

11. In light of the material transactions that will impact Velo 3D, please present the Velo
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         3D balance sheet on a pro forma basis prior to giving effect to the merger with Jaws
         Spitfire so that the balance sheet of the entity for which the Jaws Spitfire shareholders are considering investing in is transparent. In a separate pro forma adjustment column following the Velo 3D historical balance sheet, it appears at a minimum you should make adjustments to give effect to:
             the conversion of the Velo 3D preferred stock into common stock; the issuance of a $5.0 million note payable to an investor in
January 2021;
             the elimination of the of the preferred stock warrant liability;
and
             the preliminary estimated fair value of the Earnout Shares contingently issuable to the
             Eligible Velo 3D Equityholders.
Unaudited Pro Forma Condensed Combined Statement of Operations, page 171

12. Please present pro forma information only through income from continuing operations
         (excluding extinguishment of redeemable convertible preferred stock). Refer to the pro forma implementation guidance in Article 11-02(b)(1) of Regulation
S-X.
13. Present Velo 3D on a pro forma basis prior to presenting the pro forma effects of the merger with Jaws Spitfire. In this regard, it appears you should give effect to:
             the recapitalization of Velo 3D;
             the estimated incremental stock-based compensation for the Earnout Shares issuable to holders of employee stock options under the two scenarios; and the interest expense related to the $5.0 million convertible note payable.
Information About Velo 3D
Industry Background, page 198

14. Please disclose the method by which the board calculated that the high-value metal parts market is approximately $100 billion and that the high-value metal AM market is $2 billion.
Our Competitive Strengths, page 202

15. You disclose that you have built relationships with blue chip customers across your target industries. Please clarify whether the companies named in this section are current customers and whether they represent a material portion of your revenue. In this regard, we note that you have named eight customers here and you state elsewhere in the prospectus that you had seven customers as of December 31, 2020. Please disclose the number of customers as of March 31, 2021.

Management of New Velo 3D following the Business Combination
Potential Payments Upon Termination or Change in Control, page 237

16.      Please file Mr. McCombe   s offer letter as an exhibit to your
registration statement. Refer
         to Item 601(b)(10)(iii)(A) of Regulation S-K.
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2. Summary of Significant Accounting Policies
Revenue Recognition, page F-33

17. Please make clear if the transfer of control to the customer occurs over time or at a point in time. Refer to ASC 606-10-25-24. Additionally, please tell us how you evaluated the effect of a contractual customer acceptance clause on when control of an asset is transferred. Refer to ASC 606-10-25-30(e).
14. Stock Option Plan and Stock-based Compensation, page F-49

18. Please explain to us why it would be appropriate to use the Backsolve, or Option Pricing
         Method ("OPM") to determine enterprise value since it does not appear that the recent
         Series D financing on which it was premised could be considered an arms' length transaction. In this regard, we note that the parties to the Series D financing were existing investors; thus, the financing could be deemed as an extension of a previous funding transaction. Please revise your methodology or tell us why you believe that the resultant fair values used were appropriate.

         In your response, please also explain to us why the Series D original issue price significantly declined relative to that of Series C (i.e., from $5.524 to $.375 on page F-43).
19. Please provide us a schedule of the grant dates for the 25.7 million stock options awarded during 2020 and subsequent grants in 2021 if any, as well as the dates of the respective valuation reports and fair value assessments. Considering the significant decline in the 2020 fair value of the underlying stock compared to 2019, please describe the factors that contributed to such decline, including any intervening events within the
         Company or changes in your valuation assumptions or methodology.
20.      Please provide us a comparative analysis of the resultant fair values
of Velo3D   s stock
         determined through other contemporaneous third party valuations and methodologies, if any, including significant assumptions regarding (but not limited to) enterprise value, various liquidity scenarios (i.e., IPO, sale, etc.) and respective probabilities, DLOMs and average time to liquidity as of each 2020 option grant date. We note your disclosure in the second paragraph of page F-49.
21. Additionally, please explain the difference, if any, between the per share price of
         Velo3D   s stock as derived from the (Adjusted) Equity Value or
Implied Equity Value per
         Business Combination Agreement and the fair values of the stock as determined per contemporaneous valuations during each of the stock option grant dates.

General

22. Please amend your filing to include the interim financial statements of Velo3D as of
         March 31, 2021.
23. Please supplementally provide us with copies of all written communications, as defined in
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June 11, 2021
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      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or
Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Kauten, Staff
Attorney at (202) 551-3447 or Jan Woo, Legal Branch Chief at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameMatthew Walters
                                                            Division of
Corporation Finance
Comapany NameJAWS Spitfire Acquisition Corp
                                                            Office of
Technology
June 11, 2021 Page 5
cc:       Christian Nagler, Esq.
FirstName LastName